

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2020

Anthony Sirica
Chief Financial Officer
Ark Restaurants Corp.
85 Fifth Avenue
New York, NY 10003

Re: Ark Restaurants Corp.
     Form 10-K for the Fiscal Year Ended September 28, 2019
     Filed December 17, 2019
     File No. 001-09453

Dear Mr. Sirica:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services